                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 Entegris, Inc.
                 -----------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)


                                    29362U104
                 -----------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                         ---------------------------
CUSIP No. 29362U104                   13G/A               Page 2 of 5 Pages
---------------------------                         ---------------------------

---------- --------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Entegris, Inc. Employee Stock Ownership Plan
---------- --------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Not applicable.
                            (a)
                            (b)
---------- --------------------------------------------------------------------
 3         SEC USE ONLY


---------- --------------------------------------------------------------------
 4 CITIZENSHIP OR PLACE OF ORGANIZATION The Entegris, Inc. Employee Stock Ownership Plan shall be construed according to the laws of the State of Minnesota, except to the extent that such laws have been specifically preempted by ERISA or other federal legislation.
---------- --------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            0
  NUMBER OF         ------- ---------------------------------------------------
   SHARES              6    SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                  9,593,487
    EACH            ------- ---------------------------------------------------
  REPORTING            7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                   9,593,487
                    ------- ---------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            0
---------- --------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,593,487
---------- --------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- --------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.5%
---------- --------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           EP
---------- --------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer:

                  Entegris, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  3500 Lyman Boulevard
                  Chaska, MN 55318

Item 2.

         (a)      Name of Person Filing:

                  Entegris, Inc. Employee Stock Ownership Plan

         (b)      Address of Principal Business Office:

                  c/o Stephen J. Hartman, Jr.
                  GreatBanc Trust Company
                  1301 W. 22nd Street, Suite 702
                  Oak Brook, IL  60523

         (c)      Citizenship:

                  Not applicable.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  29362U104

Item 3.

         (a)-(e)  Not Applicable.

         (f)  x   Employee Benefit Plan, Pension Plan which is
             ---  subject to the provisions of the Employee Retirement
                  Income Security Act of 1974 or Endowment Fund; see
                  Rule 13d-1(b)(1)(ii)(F).

         (g)-(h)  Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned as of December 31, 2002:

                  9,593,487

         (b)      Percent of Class:

                  13.5%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      sole power to vote or direct the vote:

                           0

                  (ii)     shared power to vote or direct the vote:

                           9,593,487

                  (iii)    sole power to dispose or direct the disposition of:

                           9,593,487

                  (iv) shared power to dispose or to direct the disposition of:

                           0

Item 5.  Not Applicable.

Item 6. The reporting person is trustee ("Trustee") for the Entegris, Inc. Employee Stock Ownership Plan ("ESOP"). As Trustee, the reporting person is deemed to beneficially own the shares listed in response to
         Item 4(a), which represent shares of Common Stock held by the ESOP. As Trustee, the reporting person has the right to receive, and the power to direct the receipt of, dividends from the shares.

Items 7-10.  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003

                                       ENTEGRIS, INC. EMPLOYEE
                                       STOCK OWNERSHIP PLAN

                                       BY: GreatBanc Trust Company, solely in
                                           its capacity as Trustee


                                       By: /s/ Patrick J. DeCraene
                                           -------------------------------
                                           Patrick J. DeCraene
                                           Vice President


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